SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

EARNINGS RELEASE 1Q16

FOR IMMEDIATE RELEASE - São Paulo, May 5, 2016 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the first quarter ended March 31, 2016.

GAFISA RELEASES
1Q16 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

The first quarter of 2016 was characterized by continued economic deterioration and political uncertainty in Brazil. These market conditions came as a result of high interest rates and rising inflation and unemployment rates, which in turn, pressured the Brazilian real estate market. The Gafisa Group, due to its diversification in both the medium-high income and the low income segments, have been fairly resilient in this challenging period.

The Gafisa and Tenda segments each faced substantially different operating environments throughout the first quarter. The Gafisa segment was significantly impacted by the poor macroeconomic environment. It seeked to maintain a conservative launch strategy, while also focusing on operational and project-level improvements. The Tenda segment, conversely, benefited from greater resilience in the low-income market, and was able to consistently expand the scale of its business model.

In 1Q16, the Gafisa segment recorded a reduction in the volume of launches from the previous quarter and also faced an increased level of dissolutions, which impacted the results of the period. The segment launched one project in the first quarter in São Paulo, representing R$80.1 million in PSV, with sales starting in the last week of March.

The Gafisa segment’s operating performance reflected impacts from both a difficult macroeconomic environment and political instability. This was particularly notable in January and February. Gross pre-sales totaled R$237.1 million in the first quarter, with dissolutions reaching R$170.3 million, resulting in net pre-sales of R$66.8 million. The result was down 72.7% compared to the previous quarter, and decreased 62.8% compared to 1Q15.

EARNINGS RELEASE 1Q16

As a result of the market difficulties, Gafisa segment’s SoS was 3.3% in 1Q16, compared to 10.8% in the previous quarter and 8.0% in 1Q15. Gafisa segment’s SoS in the last twelve months reached 28.9%, compared to 27.9% in the same period last year. The volume of dissolutions in the Gafisa segment was higher than the last 12 month average, and a key driver of quarterly results. The increase came as a result of a high level of project deliveries in 4Q15, which accounted for R$1.0 billion in PSV, approximately 43.3% of total delivered PSV last year.

One of the main operating guidelines which the Company has emphasized since the start of 2015 is its focus on the sale of inventory units. As a result, 87.8% of net sales during the 1Q16 were related to inventory. However, given the higher volume of dissolutions related to projects launched before 2015, net sales of 2015 launches inventory represented 82.0% of total net sales of remaining units, mainly reflected in Gafisa segment’s capacity of generating revenues.

We ended 1Q16 with 24 projects under construction, all on schedule and within the delivery timeframe, reflecting our commitment to clients. In 1Q16, we delivered 2 projects accounting for 191 units, and representing R$104.8 million in PSV. The transfer volume reached R$110.0 million, showing our good level of operational controls and efficiency, which despite the current credit restrictions, still manages to partner with banks in the transfer process.

We expect the current market conditions to continue in the coming months, considering consumer confidence levels, decreases in household income and limited financing availability. It appears that the country will take some time to exit the current downturn, which ultimately delays our expectation for a recovery in the real estate market. In light of this, we may see a more restrictive liquidity environment, which may impact pricing levels, margins and sales volumes. We maintain a conservative approach moving into the rest of 2016 in regards to the placement of new products in the market. We are prioritizing those projects with more liquidity, in order to reach adequate sales and profitability levels.

Tenda’s 1Q16 results reflect a more comfortable scenario in the low-income market, with relevant launches and decreasing dissolutions, specially due to the transfer policy, which occurs immediately after the sale, as well as from the reduction in its legacy portfolio. The Tenda segment continues to concentrate on increasing the scale of its new business model.  The consolidation of Tenda’s new model is based on four strategic pillars – aluminum mold, contracted launches, sales in own stores, and the transfer of sales to financial institutions. Another competitive advantage of the Tenda segment is its concentration in the six main metropolitan areas of the country - São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. These factors enabled Tenda to achieve excellent operating and financial results, with resumption of net income, which  reached R$4.8 million in 1Q16.

Compared to 1Q15, the Tenda segment recorded launches of R$228.5 million 1Q16, comprised of 9 new projects/phases in the states of São Paulo, Rio Grande do Sul, Minas Gerais, Bahia and Pernambuco. Launches represented 8.2% of the Tenda segment's total sales in the period, and the quarter's SoS reached 23.9%, up from the 23.3% recorded in 1Q15.

1Q16 gross sales reached R$312.7 million and dissolutions remained at a moderate R$46.2 million, resulting in net pre-sales of R$266.5 million, an increase of 12.2% sequentially and 9.4% higher year on year.

In 1Q16, the volume of dissolutions decreased by 17.9% year on year, and increased 15.9% sequentially, in line with a higher gross sales volume. Percentage of dissolutions over gross sales reached 14.8%.

Since 2013, when the new model operations started, Tenda has launched 60 projects, representing a total of R$2.2 billion in PSV. Of this total, Tenda has delivered R$845.1 million, comprised of 22 projects/
phases. Notably, all projects related to the first year of new model operations (2013) have been completed and delivered within the agreed time. In relation to the 2014 projects, only 3 of the 14 projects launched that year are still waiting delivery and are scheduled to be delivered within the next months. In 1Q16, the Tenda segment delivered 3 projects/phases corresponding to 464 units, and representing R$61.7 million in PSV.

In the coming quarters, Tenda will continue to focus on increasing its scale by growing  launches and implementing strategies designed to ensure a strong sales pace, guided by market behavior. The consistency of the segment’s results from new model projects reaffirms management’s confidence in the 2016 business plan.

EARNINGS RELEASE 1Q16

On a consolidated basis, launches totaled R$308.6 million in 1Q16, a decrease of 1.6% year over year and of 54.8% quarter over quarter. The Gafisa segment accounted for 26% of 1Q16 launches, while Tenda accounted for the remaining 74%. First quarter 2016 net pre-sales totaled R$333.3 million, a decrease of 21.3% year over year and a 30.9% sequential reduction. In the quarter, sales from launches represented 9.0% of total sales, while the sale of inventory units represented 91.0%. The Gafisa segment accounted for 20% of net pre-sales while the Tenda segment represented 80%. 1Q16 consolidated adjusted gross profit was R$110.2 million, at a margin of 27.2%.

In the current economic environment, the Company’s focus on greater stability in its cost and expense structure is paramount. Selling and administrative expenses were R$81.0 million in 1Q16, 14.2% lower compared to 4Q15, confirming the Company's efforts to respond to changes and movements in real estate market conditions, thus providing a cost structure more adequate to the current environment.

As a result of all this factors, Gafisa reported a consolidated net loss of R$53.2 million in 1Q16, compared to the R$31.6 million profit recorded in the previous year period.

At the end of the year, the Net Debt/
Shareholders Equity ratio reached 46.5%, the lowest level since 3Q14. Excluding project finance, the Net Debt/Shareholder Equity ratio was negative 14.6%.

One of the positive highlights in the quarter was the consolidated operating cash generation, which reached R$94.3 million, ending the quarter with net cash generation of R$28.3 million.

Our positive cash flow performance and the maintenance of a low level of leverage reinforces the Company's conservative approach to capital discipline, which remains a priority during this period of macroeconomic uncertainty in Brazil.

We will maintain this conservative approach throughout the year, seeking to balance the placement of new products on the market, prioritizing those projects with more liquidity in order to reach adequate sales and profitability levels. The Gafisa segment, through its consistent and balanced performance, is focused on improving the return on invested capital. The Tenda segment is ready to expand the volume of new projects, backed by the positive results achieved from the new model and the resilience of the low-income market. The Company continues to advance guided by capital discipline, its profitability goals, and value creation for shareholders.

Sandro Gamba                                                                                  Rodrigo Osmo

Chief Executive Officer – Gafisa                                                      Chief Executive Officer – Tenda

EARNINGS RELEASE 1Q16

MAIN CONSOLIDATED FIGURES

Table 1- Operating and Financial Highlights (R$ 000 and % Company)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Launches	308,648	682,905	-55%	313,581	-2%
Launches, Units	1,860	2,660	-30%	1,950	-5%
Net Pre-sales	333,339	482,648	-31%	423,344	-21%
Pre-sales, Units	2,137	2,256	-5%	1,908	12%
Pre-sales of Launches	30,116	321,502	-91%	59,716	-50%
Sales over supply (SoS)	10.6%	14.1%	-350 bps	12.8%	-220 bps
Delivered projects (PSV)	166,500	1,239,270	-87%	785,748	-79%
Delivered projects, Units	655	3,121	-79%	3,534	-81%
Net Revenue	405,534	559,246	-27%	519,501	-22%
Adjusted Gross Profit[1]	110,239	189,319	-42%	179,302	-39%
Adjusted Gross Margin[1]	27.2%	33.9%	-670 bps	34.5%	-730 bps
Adjusted EBITDA[2]	15,495	78,026	-80%	96,366	-84%
Adjusted EBITDA Margin[2]	3.8%	14.0%	-1,020 bps	18.5%	-1,470 bps
Net Income (Loss)	(53,227)	827	-	31,651	-
Backlog Revenues	708,871	764,024	-7%	930,601	-24%
Backlog Results[3]	275,030	310,127	-11%	367,567	-25%
Backlog Margin[3]	38.8%	40.6%	-180 bps	39.5%	-70 bps
Net Debt + Investor Obligations	1,415,038	1,443,377	-2%	1,535,215	-8%
Cash and cash equivalents	792,076	712,311	11%	1,116,168	-29%
Shareholders’ Equity	3,043,671	3,095,491	-2%	3,066,952	-1%
Shareholders’ Equity + Minority	3,046,284	3,097,236	-2%	3,070,891	-1%
Total Assets	6,779,953	6,760,332	0%	7,333,898	-8%
(Net Debt +Obligations) / (SE + Minority)	46.5%	46.6%	-10 bps	50.0%	-350 bps

1)         Adjusted by capitalized interestes.

2)         Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)         Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638.

EARNINGS RELEASE 1Q16

FINANCIAL RESULTS

▪  1Q16 net revenue recognized by the “PoC” method was R$171.0 million in the Gafisa segment and
R$234.5 million in the Tenda segment. This resulted in consolidated revenue of R$405.5 million, a decrease of 21.9% year-on-year and a decrease of 27.5% from the previous quarter.

▪  Adjusted gross profit for 1Q16 was R$110.2 million, lower than than R$179.3 million recorded in 1Q15 and down from R$189.3 million in 4Q15. Adjusted gross margin reached 27.2%, compared to 34.5% in 1Q15 and 33.9% in the 4Q15. The Gafisa segment accounted for an adjusted gross profit of R$36.0 million, with an adjusted gross margin of 21.0%, while the Tenda segment accounted for an adjusted gross profit of R$74.2 million, with a margin of 31.7%.

▪  Consolidated Adjusted EBITDA was R$15.5 million in 1Q16, with an adjusted EBITDA margin of 3.8%. The Gafisa segment reported negative adjusted EBITDA of R$18.1 million, while the Tenda segment’s adjusted EBITDA was positive R$22.8 million. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

▪  The Company reported net loss of R$53.2 million in 1Q16, compared with net income of R$0.8 million in 4Q15 and the profit of R$31.6 milllion in 1Q15. The Gafisa segment reported a net loss of R$58.0 million, while the Tenda segment reported a profit of R$4.8 million.

▪  Operating cash generation totaled R$94.3 million in 1Q16. Net cash generated in the quarter was R$28.3 million.

.

OPERATING RESULTS

▪  Launches totaled R$308.6 million in 1Q16, comprising 10 projects in the states of São Paulo, Rio Grande do Sul, Minas Gerais, Bahia and Pernambuco, in line with the R$313.6 million launch volumes in 1Q15. The Gafisa segment accounted for 26% of the quarter’s launches, while the Tenda segment accounted for the remaining 74%.

▪  Net pre-sales totaled R$333.3 million, 21.3% lower than the R$423.3 million recorded in 1Q15 and 30.9% lower q-o-q. The Gafisa segment reached R$66.8 million and the Tenda segment reached R$266.5 million in 1Q16. Consolidated sales from launches in the quarter represented 9.0% of the total, while sales from inventory comprised the remaining 91.0%.

▪  Consolidated sales over supply (SoS) reached 10.6% in 1Q16 compared to 14.1% in 4Q15, and 12.8%
in 1Q15. On a trailing 12-month basis, Gafisa’s SoS was 28.9%, while Tenda’s SoS was 55.0%.

▪  Consolidated inventory at market value presented a reduction of 3.6% in 1Q16, and stood at R$2.8 billion. Gafisa’s inventory ended the quarter at R$2.0 billion, while Tenda’s inventory totaled R$849.1 million.

▪  Throughout the first quarter, the Company delivered 5 projects/phases, totaling 655 units, accounting for R$166.5 million in PSV.

5

EARNINGS RELEASE 1Q16

ANALYSIS OF RESULTS

Gafisa Segment

Sales Volume, Revenue Level and Profitability Impacted by the
Higher Volume of Dissolutions and Challenging Market Environment

Table 2 – Gafisa Segment – Operating and Financial Highlights (R$ 000 and % Gafisa)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Launches	80,104	380,270	-79%	75,227	6%
Net pre-sales	66,842	245,196	-73%	179,807	-63%
Net pre-sales of launches	8,187	129,227	-94%	14,436	-43%
Sales over Supply (SoS)	3.3%	10.8%	-750 bps	8.0%	-470 bps
Delivered projects (Units)	191	1,641	-88%	1,847	-90%
Net Revenue	170,982	352,424	-51%	340,058	-50%
Adjusted Gross Profit[1]	35,979	127,392	-72%	125,502	-71%
Adjusted Gross Margin[1]	21.0%	36.1%	-1,510 bps	36.9%	-1,590 bps
Adjusted EBITDA [2]	(18,140)	49,858	-	58,291	-
Adjusted EBITDA Margin [2]	-10.6%	14.1%	-2,470 bps	17.1%	-2,770 bps
Net Income (Loss)	(58,021)	13,818	-	20,205	-
Backlog Revenues	427,365	497,561	-14%	742,154	-42%
Backlog Results[3]	159,970	192,355	-17%	294,093	-46%
Backlog Margin³	37.4%	38.7%	-130 bps	39.6%	-220 bps

1)         Adjusted by capitalized interestes.

2)         Adjuested by expensives with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)         Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638.

The 1Q16 results were marked by a lower volume of net sales, resulting from the high volume of dissolutions related to uncertainty in the political and economic environment. Despite the higher share of projects launched before 2015 in the gross sales mix (74.7% of gross sales), the high volume of dissolutions in these projects (97.8% of dissolutions in the quarter) resulted in a concentration in net sales of inventory from more recent projects. Thus, revenues in the quarter were impacted not only by the lower volume of net sales, but also by the concentration of net sales in projects with slower evolution of work progress. These factors impacted the segment's profitability in the first quarter.

Gross margin in 1Q16 was mainly impacted by the following factors:

 (i)     R$25.3 million net effect, due to the volume of dissolutions higher than average, mainly those related to corporate projects - 25.2% of total dissolved PSV during the period. Commercial units have a direct financing model, whose balance is adjusted only after the delivery (IGMP + 12.0% p.y. interest). Due to this adjustment, the reversed revenue is higher, generating a stronger impact when cost and revenue are reversed;

 (ii)    R$6,6 million, related to the increase in provisions for doubtful accounts and dissolutions for customers who present significant evidence regarding the risk of dissolution of their contracts;

6

EARNINGS RELEASE 1Q16

 (iii)   R$6,9 million, related to other effects, such as a difference in the pricing seen in the resale of dissolved units, especially in the case of corporate projects, in order to reach the liquidity needed in the current market conditions.

Thus, the Gafisa segment ended the 1Q16 with gross margin of 2.0%; excluding the abovementioned effects, the gross margin of the Gafisa segment would have reached 20.0%, more adherent to the 23.9% margin recorded in 4Q15. In turn, adjusted gross margin was 21.0% in 1Q16, or 35.5% excluding the effects above.

In this quarter, we highlight the efforts of the Gafisa segment in maintaining a level of SG&A expenses more aligned to the current level of our business cycle and the challenges and outlook for the Gafisa segment market, with a slight increase in the annual comparison even considering a 9.4% inflation (IPCA) measured in the period.

Net Income

Net income for the period was a loss of R$58.0 million compared to a profit of R$13.8 million in 4Q15 and of R$20.2 million in the 1Q15. As we previously stated, this was due to the  higher volume of dissolutions in the period, mainly related to projects launched before 2015, reflecting on the volume and on the mix of net sales in the period, with a consequent effect in revenue and profitability levels of the quarter. Excluding the R$10.9 million in equity income from Alphaville, the Gafisa segment had a net loss in 1Q16 of R$68.9 million, compared to the loss of R$12.9 million recorded in 4Q15 and a R$3.2 million profit in 1Q15.

Table 3 – Gafisa Segment – Net Income (R$ Million)

	1Q16	4Q15	1Q15
Adjusted Gross Profit	36.0	127.4	125.5
Adjusted Gross Margin	21.0%	36.1%	36.9%
Net Income	(58.0)	13.8	20.2
Equity Income from Alphaville	10.9	26.7	17.0
Net Profit Ex- Alphaville	(68.9)	(12.9)	3.2

7

EARNINGS RELEASE 1Q16

Tenda Segment

Maintenance of Operational and Financial Profitability Supported
by the Performance of the New Model

Table 4 – Tenda Segment – Operating and Financial Highlights (R$ 000 and % Tenda)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Launches	228,544	302,635	-24%	238,354	-4%
Net pre-sales	266,497	237,452	12%	243,537	9%
Net pre-sales of Launches	21,930	192,275	-89%	45,280	-52%
Sales over Supply ( SoS)	23.9%	20.9%	300 bps	23.3%	60 bps
Delivered projects ( Units)	464	1,480	-69%	1,687	-72%
Net Revenue	234,552	206,822	13%	179,443	31%
Adjusted Gross Profit[1]	74,260	61,927	20%	53,800	38%
Adjusted Gross Margin[1]	31.7%	29.9%	180 bps	30.0%	170 bps
Adjusted EBITDA[2]	22,755	1,464	1,454%	21,114	8%
Adjusted EBITDA Margin[2]	9.7%	0.7%	900 bps	11.8%	-210 bps
Net Income ( Loss)	4,794	(12,991)	-	11,446	-58%
Backlog Revenues	281,506	266,463	6%	188,447	49%
Backlog Results[3]	115,060	117,772	-2%	73,474	57%
Backlog Margin³	40.9%	44.2%	-330 bps	39.0%	190 bps

1)   Adjusted by capitalized interestes.

2)   Adjuested by expensives with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)   Backlog results net of PIS/COFINS taxes, and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638.

The Tenda segment posted another profitable quarter in 1Q16, after the effects of the non-recurring items recorded at the end of 2015.

In this period, the Tenda segment maintained efficient operating performance, supported by positive sales performance. This resulted in an improved adjusted gross margin for Tenda, which reached 31.7% in the period, slightly higher than the previous quarters.

Adjusted EBITDA totaled R$22.8 million, with adjusted EBITDA margin reaching 9.7% in 1Q16, higher y-o-y, which was impacted by the non-recurring items recorded in 4Q15, and slightly lower than the 1Q15 margin, which in turn benefited from the reversal of provision for bonus of R$5.6 million.

Net Income

The Tenda segment achieved net income of R$4.8 million in 1Q16, a reversal from the net loss of R$13.0 million recorded in 4Q15, which was impacted by the non-recurring items recorded. This was a decrease from the net income of R$11.4 million of 1Q15, which benefited from the reversal of R$5.6 million provision related to bonus provisioning.

8

EARNINGS RELEASE 1Q16

Table 5 –Tenda Segment – Net Income (R$ Million)

	1Q16	4Q15	1Q15
Adjusted Gross Profit	74.3	61.9	53.8
Adjusted Gross Margin	31.7%	29.9%	30.0%
Net Income	4.8	(13.0)	11.4

RECENT EVENTS

ALLOCATION OF THE 2015 FISCAL YEAR RESULTS

In accordance with Article 47, paragraph 2 (b) of the Bylaws, 25% of the balance of net income of the fiscal year will be allocated for the payment of the statutory dividend to all shareholders after the deductions provided for in the Bylaws and adjusted pursuant to article 202 of Brazilian Corporate Law.

Due to the R$74.4 million income calculated in the year ended on December 31, 2015, the Company's management proposed, at the Annual General Meeting held on April 25, 2016, the distribution of approximately R$17.7 million, about R$0.048 per share. This distribution will allow shareholders to gauge a dividend yield of approximately 2.0%, based on the 2015 closing price.

UPDATE SHARE BUYBACK PROGRAM

Reaffirming its commitment to generating shareholder value, on March 3, 2016, the Company approved the creation of the fourth share buyback program, up to a maximum of 8.2 million common shares which, when added to the 10.6 million shares currently held in treasury, correspond to 5% of the total common shares issued by the Company. The goal of the Program is to efficiently use the Company’s available funds, aiming at medium and long-term profitability. A portion of the shares to be acquired will be allocated for the exercise of the options and/or shares to be granted in the Stock Option Plan, as approved at the Company’s Extraordinary General Meeting.

The Company also reaffirms its commitment to capital discipline. The execution of the program is conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity ratio in a level equal or lower than 60%. The Company’s Executive Officers are authorized to determine the opportunities in which operations will be performed, as well as the amount of shares to be effectively traded.

9

EARNINGS RELEASE 1Q16

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000. 00.

Operating Results | Launches and Pre-Sales

First quarter launches totaled R$80.1 million and consisted of 1 project/phase in São Paulo, which started sales in the last week of March. The sales speed of this launch reached 10.2%.

.

                                                                                                                                                                                                 Launches (R$ million)

First quarter gross pre-sales in the Gafisa segment totaled R$237.1 million. Dissolutions in 1Q16 were R$170.3 million, yielding total net pre-sales of R$66.8 million, down 72.7% q-o-q and down 62.8% y-o-y.

It is worth noting that in 1Q16 operating performance was impacted quite heavily, especially in January and February due to the continued deterioration of the macroeconomic environment and the troubled political scenario, also taking into account seasonal characteristics. Results in March reached R$101.1 million in net pre-sales, closer to last year’s result, signaling an improvement when compared to the first two months of the year.

As seen in 2015, and one of the main current operational guidelines for the year, the Company continues to focus its efforts on the sale of remaining units. As a result, 96.5% of gross sales for the period were related to units in inventory. However, due to the higher volume of dissolutions of projects launched before 2015, which accounted for 97.8% of total volume, the breakdown of net sales of inventory in the quarter ended up concentrated in units launched in 2015, which accounted for 82.0% of total net sales of remaining units and for 72.0% of total net sales in the period.

10

EARNINGS RELEASE 1Q16

Table 6 – Gafisa Segment – Launches and Pre-sales (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Launches	80,104	380,270	-79%	75,227	6%
Pre- Sales	66,842	245,196	-73%	179,807	-63%

Sales over Supply (SoS)

The Gafisa segment’s SoS of the last twelve months reached 28.9% compared to 27.9% in the same period last year. In the 1Q16, SoS was 3.3%, compared to 10.8% in the previous quarter and to 8.0% in 1Q15.

Dissolutions

The weak economic conditions observed in 2016 have directly impacted consumer confidence and, accordingly, the level of dissolutions. Due to the challenging operating environment, the level of dissolutions in the Gafisa segment reached R$170.3 million in 4Q15, an increase compared to R$125.3 million in 4Q15 and R$124.8 million in 1Q15. Notably, the level of dissolutions was higher than the LTM average, especially due to the strong volume of projects delivered in 4Q15, totaling R$1.0 billion in PSV, approximately 43% of the total PSV delivered in the FY2015.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. However, given the current uncertainties in the economic environment and its effects on the real estate market, it has not been possible to reduce the volume of dissolutions in a more effective manner.

Notably, a comprehensive approach in the credit review process at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid a unfavorable economic environment. As an example of the efficiency achieved in this process, of all customers who asked for transfers in 1Q16, only 3.5% have been rejected in the bank’s credit analysis, i.e. out of the 318 units asking for transfers, only 11 were not accepted.

In recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position. This exchange process reflects the flexibility of Gafisa’s product portfolio.

In the quarter, 257 Gafisa units were cancelled and 116 units, representing R$61.9 million, were already resold within the period.

11

EARNINGS RELEASE 1Q16

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to the end of 2015 represented 87.8% of net sales in the period. The market value of the Gafisa segment’s inventory presented a decreased by 2.7% q-o-q, and of 4.6% y.o.y, totaling R$2.0 billion. The reduction reflects current market conditions and the effect of the sales income in the period, as well as pricing adjustments on several legacy projects. Finished units outside of core markets accounted for R$56.3 million, or 2.8% of total inventory.

Table 7 – Gafisa Segment – Inventory at Market Value (R$ 000)

	Inventories BoP 4Q15	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories EoP 1Q15	Q/Q (%)
São Paulo	1,460,326	80,104	147,120	(207,729)	(46,863)	1,432,958	-2%
Rio de Janeiro	496,231	-	22,201	(20,832)	(11,978)	485,622	-2%
Other Markets	72,697	-	954	(8,556)	(8,749)	56,346	-22%
Total	2,029,254	80,104	170,275	(237,117)	(67,590)	1,974,926	-3%

¹ The Period Adjustment reflect the updates related to the project scope, release date and pricing update in the period.

During the same period, finished units represented R$430.1million, or 21.8% of total inventory. Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$56.3 million, a decrease of 51.0% when compared to the R$115.0 million recorded last year and down 22.5% from 4Q15. The Company estimates that through the beginning of 2017, it will have monetized a large portion of its inventory in non-core markets, based on the sales rate observed in these markets over the past few quarters.

In regards to Gafisa’s inventory, approximately 45%, or R$890.6 million, is concentrated in projects to be delivered from 1Q17 on, not representing an immediate increase in the segment’s volume of inventory of finished units.

Table 8 – Gafisa Segment – Inventory at Market Value- Construction Status (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 1Q16
São Paulo	73,948	-	729,798	511,500	117,712	1,432,958
Rio de Janeiro	-	4,700	89,295	135,603	256,024	485,622
Outros Mercados	-	-	-	-	56,346	56,346
Total	73,948	4,700	819,093	647,103	430,082	1,974,926

Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

12

EARNINGS RELEASE 1Q16

Inventory Delivery Schedule

Landbank

The Gafisa segment landbank, with a PSV of R$5.7 billion, is comprised of 26 potential projects/ phases, amounting to nearly 11.5 units. 71% of potential projects/phases are located in São Paulo and 29% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, impacting the total percentage of land acquired, totaling 59.3%.

Table 9 – Gafisa Segment - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,048,411	50%	50%	0%	8,388	9,218
Rio de Janeiro	1,661,840	75%	75%	0%	2,271	2,271
Total	5,710,251	59%	59%	0%	10,659	11,489

¹ The swap percentage is measured compared to historical cost of land acquisition.

² Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 10 - Gafisa Segment - Changes in the Landbank (4Q15 x 1Q16 - R$ 000)

	Inicial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	4,286,656	-	(80,104)	-	(158,141)	4,048,411
Rio de Janeiro	1,666,187	-	-	-	(4,347)	1,661,840
Total	5,952,843	-	(80,104)	-	(162,488)	5,710,251

In 1Q16, the Company did not acquire new land plots.

The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to the landbank during the period.

Gafisa Sales

During the quarter, Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 63% of gross sales.

Gafisa Vendas currently has a team of 600 highly trained, dedicated consultants, in addition to an online sales force.

13

EARNINGS RELEASE 1Q16

Gafisa Segments Delivered Projects

During 1Q16, 2 projects/phases totaling 191 units were delivered, accounting for R$104.8 million in PSV. Currently, Gafisa has 24 projects under construction, all of which are on schedule according to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units up to 90 days after the delivery of the project. In accordance with this policy, transfers totaled R$110.0 million in PSV in the first quarter.

Table 11 – Gafisa Segment – Delivered Projects

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
PSV Transferred ¹	110,023	241,800	-54%	198,014	-44%
Delivered Projects	2	8	-75%	9	-78%
Delivered Units	191	1,641	-88%	1,847	-90%
Delivered PSV²	104,842	1,027,824	-90%	569,459	-82%
1) PSV refers to potential sales value of the units transferred to financial institutions.
2) PSV = Potential sales value of delivered units.

14

EARNINGS RELEASE 1Q16

Financial Results

                                 Revenue

1Q16 net revenues for the Gafisa segment totaled R$171.0 million, a decrease of 51.5% q-o-q and a decrease of 49.7% y-o-y, as a direct effect of the lower sales volume in the period, due to the high volume of dissolutions, and also due to higher net sales concentrated in projects launched since 2015, which accounted for 82.0% of total net sales in 1Q16.

As previously explained, the 1Q16 results were marked by a lower volume of net sales, resulting from the high volume of dissolutions related to uncertainty in the political and economic environment. Despite the higher share of projects launched before 2015 in the gross sales mix (74.7% of gross sales), the high volume of dissolutions in these projects (97.8% of dissolutions in the quarter) resulted in a concentration in net sales of inventory from more recent projects. Thus, revenues in the quarter were impacted not only by the lower volume of net sales, but also by the concentration of net sales in projects with slower evolution of work progress. These factors impacted the segment's profitability in the first quarter.

In 1Q16, 98.6% of Gafisa segment revenues were derived from projects located in Rio de Janeiro and São Paulo, while 1.4% were derived from projects in non-core markets. The table below provides additional details.

Table 12 – Gafisa Segment – Revenue Recognition (R$ 000)

		1Q16				1Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	8,187	12%	-	0%	-	0%	-	0%
2015	48,099	72%	29,218	17%	14,436	8%	-	0%
2014	19,578	29%	70,682	41%	59,353	33%	41,343	12%
2013	27,252	41%	54,485	32%	27,125	15%	58,455	17%
≤ 2012	(36,274)	-54%	16,598	10%	78,893	44%	240,260	71%
Total	66,842	100%	170,982	100%	179,807	100%	340,058	100%
SP + RJ	59,240	89%	168,668	99%	163,980	91%	337,414	99%
Other Markets	7,602	11%	2,314	1%	15,827	9%	2,643	1%

Gross Profit & Margin

Gross profit for the Gafisa segment in 1Q16 was R$3.5 million, a decrease from R$84.2 million in 4Q15, and from R$98.1 million in the prior year period, due to the lower top line result in the period.

Gross margin in 1Q16 was mainly impacted by the following factors:

(i)      R$25.3 million net effect due to the volume of dissolutions higher than average, mainly those related to corporate projects - 25.2% of total dissolved PSV during the period. Commercial units have a direct financing model, whose balance is adjusted only after the delivery (IGMP + 12.0% p.y. interest). Due to this adjustment, the reversed revenue is higher, generating a stronger impact when cost and revenue are reversed;

(ii)     R$6.6 million related to the increase in provisions for doubtful accounts and dissolutions;

(iii)    R$6.9 million related to other effects, such as a difference in the pricing seen in the resale of dissolved units, especially in the case of corporate projects, in order to better reflect current market conditions.

16

EARNINGS RELEASE 1Q16

The Company constitutes provision for doubtful accounts and dissolutions for customers who present significant evidenc regarding the risk of dissolution of their contracts. In 1Q16, the additional impact related to the provision for doubtful accounts and dissolutions was R$6.6 million, in order to better reflect current market conditions.

Excluding financial impacts, the adjusted gross margin reached 21.0% in 1Q16 compared to 36.1% in the 4Q15 and 36.9% no 1Q15, impacted by the factors previously explained. Excluding these factors, adjusted gross margin ended 1Q16 at 35.5%.

The table below contains more details on the breakdown of Gafisa’s gross margin in 1Q16.

Table 13 - Gafisa Segment – Gross Margin (R$ 000)

	1Q16	4Q15	Q/Q (%)	1Q15	Y/Y(%)
Net Revenue	170,982	352,424	-51%	340,058	-50%
Gross Profit	3,456	84,191	-96%	98,147	-96%
Gross Margin	2.0%	23.9%	-2,190 bps	28.9%	-2,690 bps
(-) Financial Costs	32,523	43,201	-25%	27,355	19%
Adjusted Gross Profit	35,979	127,392	-72%	125,502	-71%
Adjusted Gross Margin	21.0%	36.1%	-1,510 bps	36.9%	-1,590 bps

Table 14 – Gafisa Segment – Gross Margin Composition (R$ 000)

	SP + RJ	Other Markets	1Q16
Net Revenue	168,372	2,610	170,982
Adjusted Gross Profit	35,053	926	35,979
Adjusted Gross Margin	20.8%	35.5%	21.0%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$43.7 million in the 1Q16, stable y-o-y and down 20.9% q-o-q, as a result of the smaller selling expense in the period.

Selling expenses decreased 56.3% compared to 4Q15 and up 18.8% from 1Q15, explained by the current Market environment and the consequent need for higher sales and marketing investments.

The segment’s general and administrative expenses reached R$27.0 million in 1Q16, a decrease of 6.5% compared to the previous year and an increase of 58.8% q-o-q. Explained by the partial reversal of provision for bonus, recorded in the last quarter, that had a net effect of R$9.0 million between the quarters. It is worth noting that despite the inflation of 9.4% recorded in the last 12 months, the Gafisa segment has managed to reduce its nominal volume of general and administrative expenses.

The better balance in SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve a level of costs and expenses that are appropriate for the current stage of the business cycle and economic outlook.

16

EARNINGS RELEASE 1Q16

Table 15 – Gafisa Segment – SG&A Expenses (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Selling Expenses	(16,746)	(38,338)	-56%	(14,092)	19%
G&A Expenses	(27,002)	(17,004)	59%	(28,885)	-7%
Total SG&A Expenses	(43,748)	(55,342)	-21%	(42,977)	2%
Launches	80,104	380,270	-79%	75,227	6%
Net Pre-sales	66,842	245,196	-73%	179,807	-63%
Net revenue	170,982	352,424	-51%	340,058	-50%

Other Operating Revenues/Expenses reached R$14.6 million in 1Q16, a decrease of 46.3% compared to 4Q15, and 48.9% compared to 1Q15.This y-o-y increase reflects the smaller levels of litigation expenses in the first quarter, due to the seasonal effect.

The Company continues to be proactive and to mitigate risks associated with potential contingencies. Among a few initiatives that have been implemented during the year, we highlight: (i) agreements policy; (ii) new remuneration model of attorney fees; (iii) legal committee for ongoing litigation monitoring.

The table below contains more details on the breakdown of this expense.

Table 16 – Gafisa Segment – Other Operating Revenues/Expenses (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Litigation expenses	(15,804)	(23,087)	-32%	(19,965)	-21%
Other	1,228	(4,042)	-	(8,556)	-
Total	(14,576)	(27,129)	-46%	(28,521)	-49%

  The strong volume of deliveries over the past three years, due to the delivery of delayed projects in discontinued markets, led to an increase in the level of contingencies. The Gafisa segment has since concentrated its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This new strategic geographical positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled a negative result of R$18.1 million in 1Q16, below when compared to the positive Adjusted EBITDA of R$49.9 million in 4Q15 and R$58.3 million compared to the same period last year. The 1Q16 Adjusted EBITDA was impacted by the following factors: (i) lower revenue in the quarter due to the volume and sales mix; and (ii) decreased gross margin in the period. Note that adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin, using the same criteria, reached -10.6% compared to 14.1% in 4Q15 and 17.1% in 1Q15.

17

EARNINGS RELEASE 1Q16

Table 17 – Gafisa Segment -  Adjusted EBITDA (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Net Profit (Loss)	(58,021)	13,818	-	20,205	-
(+) Financial Results	44	13,472	-100%	9,744	-100%
(+) Income Taxes	5,990	(1,827)	-	7,350	-19%
(+) Depreciation & Amortization	9,508	7,805	22%	8,279	15%
(+) Capitalized interests	32,523	43,201	-25%	27,355	19%
(+) Expense w stock Option Plan	1,891	1,966	-4%	2,090	-10%
(+) Minority Shareholders	805	(1,873)	-	228	253%
(-) Alphaville Effect Result	(10,880)	(26,704)	-59%	(16,960)	-36%
Adjusted EBITDA	(18,140)	49,858	-	58,291	-
Net Revenue	170,982	352,424	-51%	340,058	-50%
Adjusted EBITDA Margin	-10.6%	14.1%	-2,470 bps	17.1%	-2,770 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$160.0 million in 1Q16. The consolidated margin was 37.4% in the quarter, compared to 39.6% posted in last year’s first quarter.

Table 18 – Gafisa Segment – Backlog Results (REF) (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Backlog Revenues	427,365	497,561	-14%	742,154	-42%
Backlog Costs (units sold)	(267,395)	(305,206)	-12%	(448,061)	-40%
Backlog Results	159,970	192,355	-17%	294,093	-46%
Backlog Margin	37.4%	38.7%	-130 bps	39.6%	-220 bps

¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638

18

EARNINGS RELEASE 1Q16

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa Minha Vida Program.

Operating Results | Launches and Sales

First quarter launches totaled R$228.5 million and included 9 projects/phases in the states of São Paulo, Rio Grande do Sul, Minas Gerais, Bahia and Pernambuco. The Tenda segment accounted for 74.0% of launches in the quarter.

During 1Q16, gross sales reached R$312.7 million and dissolutions were R$46.2 million, resulting in total net pre-sales of R$266.5 million, 12,2% higher than the last quarter and 9.4% higher y-o-y.

In the quarter, 91.8% of total net sales were remaining units.

19

EARNINGS RELEASE 1Q16

Table 19 – Tenda Segment – Launches and Pre-sales (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Launches	228,544	302,635	-24%	238,354	-4%
Pre- Sales	266,497	237,452	12%	243,537	9%

Sales Over Supply (SoS)

In 1Q16, sales velocity (sales over supply) was 23.9%, and on a trailing 12-month basis, Tenda’s SoS was 55.0%.

Below is a breakdown of Tenda’s SoS, which includes both legacy and New Model projects.

	1Q15	2Q15	3Q15	4Q15	1Q16
New Model	30.9%	35.2%	27.1%	24.9%	26.9%
Legacy	7.0%	12.0%	11.4%	5.2%	10.7%
Total	23.3%	28.2%	23.0%	20.9%	23.9%

Table 20. SoS Gross Revenue (Ex-Dissolutions)                                           Table 21. SoS Net Revenue

	1Q15	2Q15	3Q15	4Q15	1Q16
New Model	32.7%	37.4%	29.6%	27.4%	29.7%
Legacy	20.1%	24.3%	19.4%	13.3%	20.7%
Total	28.6%	33.4%	26.9%	24.4%	28.0%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$46.2 million in 1Q16, a decrease of 17.9% compared to 1Q15 and an increase of 15.9% compared to 4Q15, in line with the higher volume of gross sales in this quarter.

Due to its transfer policy, which occurs immediately after the sale, and the reduction of the legacy portfolio, the Tenda segment continues to support a lower volume of dissolutions. The percentage of dissolutions over gross sales reached 14.8%, even with the significant participation of 55.7% of the old legacy projects in this quarter’s total volume of dissolutions.

20

EARNINGS RELEASE 1Q16

Table 22. PSV Dissolutions  Tenda Segment (R$ 000 and % of total gross sales)

	1Q15	% GS	2Q15	% GS	3Q15	% GS	4Q15	% GS	1Q16	% GS
New Model	12,594	4.2%	15,648	4.5%	19,576	6.8%	22,201	8.0%	20,490	6.6%
Legacy	43,737	14.6%	38,115	11.1%	22,447	7.8%	17,686	6.4%	25,736	8.2%
Total	56,332	18.8%	53,763	15.6%	42,023	14.6%	39,887	14.4%	46,226	14.8%

Tenda remained focused on the completion and delivery of legacy projects. In addition, the Company is dissolving contracts with ineligible clients, so as to sell the units to new, qualified customers.

In the quarter, 314 units were cancelled and returned to inventory, of which 180 units were already resold to qualified customers during the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be completed.

Tenda Segment Transfers

In the 1Q16, 2,037 units were transferred to financial institutions, representing R$266.8 million in net pre-sales.

Table 23 – Tenda Segment - PSV Transferred- Tenda (R$ 000)

	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16
New Model	49,776	69,563	59,736	67,621	114,939	199,423	194,719	165,691	236,120
Legacy	139,721	154,155	100,361	74,773	59,110	61,566	53,912	40,050	30,642
Total	189,497	223,717	160,097	142,393	174,049	260,989	248,631	205,741	266,762

1) PSV transferred refers to the conclusion of the transfer operation.
2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 1Q16, Tenda delivered 3 projects/phases and 464 units, accounting for a PSV of R$61.7 million.

Inventory

The market value of Tenda inventory was R$849.1 million at the end of the 1Q16, down 5.6% compared to R$899.8 million at the end of 4Q15. Inventory related to the legacy units for the Tenda segment totaled R$183.7 million or 21.6% of the total, down 18.8% versus 4Q15 and 41.1% as compared to 1Q15. During the quarter, inventory comprising units within the Minha Casa Minha Vida program totaled R$815.3 million, or 96.0% of total inventory, while units outside the program totaled R$33.8 million, a decrease of 66.0% q-o-q and of 80.6% y-o-y.

.

21

EARNINGS RELEASE 1Q16

Table 24 –Tenda Segment – Inventory at Market Value (R$ 000) – by Region

	Inventory EP 4Q15	Launches	Dissolutions	Pre- Sales	Price Adjustments + Others	Inventory EP 1Q16	% Q/Q
São Paulo	251,501	27,675	6,218	(92,297)	(1,772)	191,325	-24%
Rio Grande do Sul	76,811	40,236	2,935	(30,692)	(1,318)	87,972	15%
Rio de Janeiro	246,844	0	14,540	(78,606)	(9,203)	173,575	-30%
Bahia	133,795	56,008	7,962	(50,453)	7,180	154,492	15%
Pernambuco	68,351	38,152	410	(18,241)	3,212	91,884	34%
Minas Gerais	71,890	66,473	8,880	(33,273)	(2,513)	111,457	55%
Other	50,621	0	5,281	(9,162)	(8,363)	38,377	-24%
Total Tenda	899,813	228,544	46,226	(312,724)	(12,777)	849,082	-6%
MCMV	800,486	228,544	37,882	(296,691)	45,077	815,298	2%
Out of MCMV	99,327	0	8,344	(16,033)	(57,854)	33,784	-66%

1) The quarter adjustments reflect updates related to project scope, expected launch date and price adjustments during the period.

.

Table 25 – Tenda Segment – Inventory at Market Value (R$ 000) – Work Status

	Not Iniciated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 1Q16
New Model – MCMV	134,207	300,366	176,343	39,238	15,220	665,374
Legacy – MCMV	-	-	57,264	-	92,660	149,924
Legacy – Out of MCMV	-	-	-	-	33,784	33,784
Total Tenda	134,207	300,366	233,607	39,238	141,664	849,082

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Regarding legacy projects, the Tenda segment is still awaiting legal approval for a suspended project with a total PSV of R$57.3 million to move forward with construction.

Tenda Segment Landbank

The Tenda segment landbank, with a PSV of approximately R$4.6 billion, is comprised of 126 different projects/phases. Out of these projects/phases 24% are located in São Paulo, 13% in Rio Grande do Sul, 22% in Rio de Janeiro, 5% in Minas Gerais, 25% in Bahia, and 10% in Pernambuco. In total these projects/phases reflect more than 33,000 units.

Table 26 – Tenda Segment - Landbank (R$ 000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	1,090,401	0%	0%	0%	7,021	7,021
Rio Grande do Sul	623,399	18%	5%	13%	4,596	4,620
Rio de Janeiro	1,034,112	19%	19%	0%	7,325	7,429
Bahia	1,177,331	8%	8%	0%	9,350	9,392
Pernambuco	458,291	23%	10%	13%	3,655	3,680
Minas Gerais	250,906	38%	38%	0%	1,695	1,740
Total	4,634,440	13%	9%	4%	33,642	33,882

¹ Swap percentage over the historical cost of land acquisition.

² Potential Units are net of swaps and refer to Tenda’s and/or its partners’stake in the projects.

22

EARNINGS RELEASE 1Q16

Table 27 –Tenda Segment – Changes in the Landbank (4Q15 x 1Q16 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	1,088,294	138,376	(27,675)	(108,594)	1,090,401
Rio Grande do Sul	653,968	0	(40,236)	9,667	623,399
Rio de Janeiro	1,043,191	0	0	(9,079)	1,034,112
Bahia	1,209,478	72,877	(56,008)	(49,016)	1,177,331
Pernambuco	481,380	0	(38,152)	15,063	458,291
Minas Gerais	256,628	64,800	(66,473)	(4,049)	250,906
Total	4,732,938	276,053	(228,544)	(146,008)	4,634,440

In 1Q16, the Tenda segment acquired new land plots with a potential PSV of R$276.0 million. In the first quarter, 8 land plots were acquired, representing an acquisition cost of R$24.9 million, 100% to be paid in cash, with cash disbursement to occur over the next few quarters.

New Model Update and Turnaround

Tenda is in keeping with expanding it launches volume under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

Currently, the Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. Tenda has a total of 60 projects/phases and a launched PSV of R$2,244.7 million since 2013. Below is a brief description of the average performance of these projects, per region.

Notably, the Tenda segment has delivered 22 projects/phases, totaling 6,147 units and R$845.1 million in PSV, all of them attaining the performance and profitability drivers established for the New Model.

Table 28. Tenda – New Model Monitoring 2013 - 2016

	SP	RJ	BA	PE	MG	RS	2013
Number of Projects	4	1	2	-	-	-	7
Units launched	1,380	300	779	-	-	-	2,459
Total PSV (R$ 000)	189.7	40.4	83.9	-	-	-	314
Units Sold	1,378	293	774	-	-	-	2,445
% Sold	100%	98%	99%	-	-	-	99%
SoS Avg (Month)	11%	6%	5%	-	-	-	9%
Transfers	1,378	267	761	-	-	-	2,406
% Transferred (Sales)	100%	89%	98%	-	-	-	98%
Work Progress	100%	100%	100%	-	-	-	100%

	SP	RJ	BA	PE	MG	RS	2014
Number of Projects	4	4	4	1	1	-	14
Units launched	720	1,511	1,220	432	432	-	4,315
Total PSV (R$ 000)	117.8	224.8	151.5	58.8	60.4	-	613
Units Sold	720	1,418	1,193	427	428	-	4,186
% Sold	100%	94%	98%	99%	99%	-	97%
SoS Avg (Month)	13%	6%	7%	7%	4%	-	7%
Transfers	700	1,185	1,134	406	373	-	3,798
% Transferred (Sales)	98%	80%	95%	94%	86%	-	88%
Work Progress	100%	95%	97%	100%	76%	-	95%

23

EARNINGS RELEASE 1Q16

	SP	RJ	BA	PE	MG	RS	2015
Number of Projects	10	7	5	3	2	3	30
Units launched	2,180	1,751	1,584	944	372	880	7,711
Total PSV (R$ 000)	338.2	252.6	198.5	122.3	53.2	123.6	1,088
Units Sold	1,720	780	905	551	290	691	4,937
% Sold	79%	45%	57%	58%	78%	79%	64%
SoS Avg (Month)	15%	6%	8%	6%	12%	13%	10%
Transfers	1,505	546	747	431	181	497	3,907
% Transferred (Sales)	72%	32%	51%	46%	48%	56%	51%
Work Progress	56%	32%	44%	46%	40%	41%	44%

	SP	RJ	BA	PE	MG	RS	2016
Number of Projects	1	-	2	1	3	2	9
Units launched	180	-	440	304	520	280	1,724
Total PSV (R$ 000)	27.7	-	56.0	38.2	66.5	40.2	229
Units Sold	44	-	57	34	10	8	153
% Sold	24%	-	13%	11%	2%	3%	9%
SoS Avg (Month)	12%	-	13%	4%	13%	1%	9%
Transfers	17	-	32	9	-	-	58
% Transferred (Sales)	9%	-	7%	3%	-	-	3%
Work Progress	1%	-	4%	0%	-	7%	2%

24

EARNINGS RELEASE 1Q16

Financial Result

Revenues

Tenda’s 1Q16 net revenues totaled R$234.6 million, an increase of 30.7% compared with 1Q15, reflecting an increased volume of net sales as a result of lower levels of dissolutions compared to previous years. As shown in the table below, revenues from new projects accounted for 90.1% of Tenda’s revenues in 1Q16, while revenues from legacy projects accounted for the remaining 9.9%.

Table 29. Tenda - Pre-Sales and Recognized Revenues (R$ 000)

		1Q16			1Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre- Sales	% Sales	Revenues	% Revenues
2016	21,930	8%	4,130	2%	-	0%	-	0%
2015	205,603	77%	175,411	75%	45,280	19%	7,864	5%
2014	17,637	7%	32,146	14%	167,696	69%	91,592	51%
2013	(662)	0%	(293)	0%	7,033	3%	29,471	16%
≤ 2012	21,989	8%	23,159	10%	23,528	10%	50,516	28%
Total	266,497	100%	234,552	100%	243,537	100%	179,443	100%
New Model	244,508	92%	211,393	90%	220,009	90%	128,927	72%
Legacy	21,989	8%	23,159	10%	23,528	10%	50,516	28%

Gross Profit and Margin

1Q16 gross profit totaled R$68.7 million, up significantly from R$51.1 million in 1Q15, and R$58.7 million in the 4Q15. Gross margin for the quarter reached 29.3%, compared to 28.5% in 1Q15 and 28.4% in 4Q15.

The maintenance of higher gross margins is due to the increased contribution of more profitable projects launched under the new model in Tenda’s revenue generation, as has been observed over the last few quarters.

Tenda’s adjusted gross margin ended 1Q16 at 31.7%, above the 30.0% recorded in the previous year period, and 29.9% when compared with 4Q15.

The table below shows Tenda’s gross margin breakdown in 1Q16.

Table 30. Tenda – Gross Margin (R$ 000)

	1Q16	4Q15	Q/Q (%)	1Q15	Y/Y (%)
Net Revenue	234,552	206,822	13%	179,443	31%
Gross Profit	68,745	58,660	17%	51,053	35%
Gross Margin	29.3%	28.4%	90 bps	28.5%	80 bps
(-) Financial Costs	5,515	3,267	69%	2,747	101%
Adjusted Gross Profit	74,260	61,927	20%	53,800	38%
Adjusted Gross Margin	31.7%	29.9%	180 bps	30.0%	170 bps

25

EARNINGS RELEASE 1Q16

Selling, General and Administrative Expenses (SG&A)

During 1Q16, selling, general and administrative expenses totaled R$37.3 million, a 4.6% decrease compared to 4Q15, and an increase of 34.1% compared to R$27.8 million in 1Q15.

Selling expenses totaled R$18.3 million in 1Q16, in line with the last quarter, and a 40.3% increase y-o-y, due to the ongoing expansion in launch volumes and increased gross sales in the Tenda segment in the last quarters.

In 1Q16, general and administrative expenses presented a decrease of 8.2% compared to 4Q15 and an increase of 28.7% in the annual comparision, explicado pela the reversal of expenses related to provision for bonus recorded in 1Q15.

Another step taken by the Tenda segment to improve a its operational and financial cycle since 2013 is a reduction in the cost structure to a level more compatible and balanceable with the current stage of the Company’s business model, in order to achieve better profitability.

Table 31. Tenda – SG&A Expenses (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y (%)
Selling Expenses	(18,272)	(18,348)	0%	(13,021)	40%
General & Admin Expenses	(19,020)	(20,723)	-8%	(14,783)	29%
Total SG&A Expenses	(37,292)	(39,071)	-5%	(27,804)	34%
Launches	228,544	302,635	-24%	238,354	-4%
Net Pre-Sales	266,497	237,452	12%	243,537	9%
Net Revenue	234,552	206,822	13%	179,443	31%

The Other Operating Revenues/Expenses totaled an expense of R$15.2 million, a decrease of 25.3% vs. 4Q15, due to the absence of the non-recurring effects recorded last quarter.

Below, we present a breakdown of this expense.

Table 32 – Tenda Segment– Other Revenues/Operating Expenses (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y (%)
Litigation Expenses	(7.084)	(8.356)	-15%	(6.105)	16%
Other	(8.133)	(12.003)	-32%	1.071	-859%
Total	(15.217)	(20.359)	-25%	(5.034)	202%

Over the past two years, the strong volume of deliveries related to delayed projects resulted in increased contingencies in the Tenda segment. The Company expects to see a reduction in the volume of such expenses over the coming years as a result of the delivery of the final legacy projects in 3Q15 and the full contribution of New Model projects which are demonstrating strong operational performance.

26

EARNINGS RELEASE 1Q16

Adjusted EBITDA

Adjusted EBITDA was R$22.8 million in 1Q16, compared to Adjusted EBITDA of R$1.5 million in 4Q15 and R$21.1 million in the last year.

The increased contribution of projects under the New Model in Tenda’s revenue mix and the related delivery of legacy projects since 2013, has resulted in improved gross margins in recent quarters. In addition to the improved performance, Tenda’s efficiencies in its cost structure have resulted in a significant increase in EBITDA in the Tenda segment during the period.

Table 33. Tenda – Adjusted EBITDA (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y (%)
Net (Loss) Profit	4,794	(12,991)	-	11,446	-58%
(+) Financial results	1,897	(565)	-	(1,528)	-
(+) Income taxes	6,755	5,751	17%	4,810	40%
(+) Depreciation & Amortization	3,190	3,941	-19%	3,390	-6%
(+) Capitalized interests	5,515	3,267	69%	2,747	101%
(+) Expenses with stock Option Plan	533	533	0%	527	1%
(+) Minority Shareholders	71	1,528	-95%	(278)	-
Adjusted EBITDA	22,755	1,464	1454%	21,114	8%
Net Revenue	234,552	206,822	13%	179,443	31%
Adjusted EBITDA Margin	9.7%	0.7%	900 bps	11.8%	-210 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$115.1 million in 1Q16. The consolidated margin for the quarter was 40.9%.

Table 34. Tenda – Backlog Results (REF)  (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Backlog Revenues	281,506	266,463	6%	188,447	49%
Backlog Costs (units sold)	(166,446)	(148,691)	12%	(114,973)	45%
Backlog Results	115,060	117,772	-2%	73,474	57%
Backlog Margin	40.9%	44.2%	-330 bps	39.0%	190 bps

¹ Backlog results net of PIS/COFINS taxes and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638

27

EARNINGS RELEASE 1Q16

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On March 31, 2016, cash and cash equivalents and securities totaled R$792.1 million, up 11.2% from December 31, 2015.

Accounts Receivable

At the end of 1Q16, total consolidated accounts receivable decreased 15.1% y-o-y to R$2.4 billion, and decreased by 6.4% compared to 4Q15.

The Gafisa and Tenda segments have approximately R$553.0 million in accounts receivable from finished units.

Table 35. Total Receivables (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y(%)
Receivables from developments (off balance sheet)	725,499	792,968	-9%	965,855	-25%
Receivables from PoC- ST (on balance sheet)	1,328,042	1,395,273	-5%	1,476,007	-10%
Receivables from PoC- LT (on balance sheet)	374,614	407,091	-8%	417,746	-10%
Total	2,428,155	2,595,332	-6%	2,859,608	-15%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$94.3 million in 1Q16. The Gafisa segment contributed cash generation of R$41.0 million. This increase came as a result of the volume of delivered residential projects in the last quarter of the year. The volume of transferred/received units sold to financing agents reached R$110.0 million during the period. The Tenda segment generated R$53.3 million in cash, with R$235.1 million transferred in 1Q16.

While consolidated operating cash generation reached R$94.3 million, the Company ended 1Q16 with net operating cash generation of R$28.3 million.

Table 36. Cash Generation (R$ 000)

	4Q15*	1Q16
Availabilities	712,311	792,076
Change in Availabilities(1)		79,766
Total Debt + Investor Obligations	2,155,688	2,207,114
Change in Total Debt + Investor Obligations (2)		51,425
Cash Generation in the period (1) - (2)		28,340
Cash Generation Final		28,340

* The 4Q15 data refers only to the final balance of the period in order to help in the reconciliation of the balance changes in 2015.

28

EARNINGS RELEASE 1Q16

Liquidity

At the end of March 2016, the Company’s Net Debt/Equity ratio reached 46.5%, in line with 46.6% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 14.6%.

The Company's consolidated gross debt reached R$2.2 billion at the end of 1Q16, in line with the last quarter, a decrease of 16.8% y-o-y. In the 1Q16, the Company amortized R$175.9 million in debt, of which R$146.5 million was project finance and R$29.4 million was corporate debt. A total of R$139.8 million, however, was disbursed, allowing for a net amortization of R$36.1 million.

Table 37. Debt and Investor Obligations

	1Q16	4Q15	Q/Q (%)	1Q15	Y/Y (%)
Debentures - FGTS (A)	672,793	654,445	3%	914,209	-26%
Debentures – Working Capital (B)	186,295	203,513	-8%	356,359	-48%
Project Financing SFH – (C)	1,187,049	1,161,707	2%	1,103,283	8%
Working Capital (D)	154,495	131,128	18%	264,102	-42%
Total (A)+(B)+(C)+(D) = (E)	2,200,632	2,150,793	2%	2,637,953	-17%
Investor Obligations (F)	6,482	4,895	32%	13,430	-52%
Total Debt (E)+(F) = (G)	2,207,114	2,155,688	2%	2,651,383	-17%
Cash and Availabilities (H)	792,076	712,311	11%	1,116,168	-29%
Net Debt (G)-(H) = (I)	1,415,038	1,443,377	-2%	1,535,215	-8%
Equity + Minority Shareholders (J)	3,046,284	3,097,236	-2%	3,070,891	-1%
(Net Debt) / (Equity) (I)/(J) = (K)	46.5%	46.6%	-10 bps	50.0%	-350 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-14.6%	-12.0%	-260 bps	-15.7%	110 bps

The Company ended 1Q16 with R$1.0 billion in total debt due maturing in the short term. It should be noted, however, that 86.5% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 14.12% p.y., or 99.94% of the CDI.

Table 38. Debt Maturity

(R$ 000l)	Average Cost (p.y.)	Total	Until Mar/17	Until Mar/18	Until Mar/19	Until Mar/20	After Mar/20
Debentures - FGTS (A)	TR + 9.02% - 10.19%	672,793	373,126	299,667	-	-	-
Debentures – Working Capital (B)	CDI + 1.90% - 1.95% / IPCA + 7.96% - 8.22%	186,295	26,618	60,866	78,154	20,657	-
Project Financing SFH (C)	TR + 8.37% - 11.56% / 120.0% - 129.0% CDI	1,187,049	521,926	448,949	172,313	29,160	14.701
Working Capital (D)	CDI + 3.95% / 117.9% CDI / INCC	154,495	107,582	44,248	2,116	549	-
Total (A)+(B)+(C)+(D) = (E)		2,200,632	1,029,252	853,730	252,583	50,366	14.701
Investor Obligations (F)	CDI + 0.59%	6,482	5,342	1,140	-	-	-
Total Debt (E)+(F) = (G)		2,207,114	1,034,594	854,870	252,583	50,366	14.701
% of Total Maturity per period			46.9%	38.7%	11.4%	2.3%	0.7%
Project debt maturing as % of total debt ((A)+ (C))/(G)			86.5%	87.6%	68.2%	57.9%	100.0%
Corporate debt maturing as % of total debt ((B)+(D)+(F))/(G)			13.5%	12.4%	31.8%	42.1%	0.0%
Ratio Corporate Debt / Mortgage		15.7%/ 84.3%

29

EARNINGS RELEASE 1Q16

Financial Result

Revenues

On a consolidated basis, net revenue in 1Q16 totaled R$405.5 million, down 27.5% compared to 4Q15 and down 21.9% from 1Q15. In the quarter, the Gafisa segment represented 42.2% of consolidated revenues, while Tenda accounted for the remaining 57.8%.

Gross Profit & Margin

Gross profit in 1Q16 was R$72.2 million, compared to R$142.9 million in 4Q15, and R$149.2 million in the prior year period. Such reduction is due to the lower level of revenues in the period. Gross margin for the quarter reached 17.8% compared to 25.5% in the 4Q15 and 28.7% in 1Q15.

Adjusted gross profit totaled R$110.2 million, with a margin of 27.2%, compared to 33.9% in the 4Q15 and 34.5% in the previous year.

Table 39. Gafisa Group– Gross Margin (R$ 000)

	1Q16	4Q15	Q/Q(%)	1Q15	Y/Y (%)
Net Revenue	405,534	559,246	-27%	519,501	-22%
Gross Profit	72,201	142,851	-49%	149,200	-52%
Gross Margin	17.8%	25.5%	-770 bps	28.7%	-1090 bps
( - ) Financial Costs	38,038	46,468	-18%	30,102	26%
Adjusted Gross Profit	110,239	189,319	-42%	179,302	-39%
Adjusted Gross Margin	27.2%	33.9%	-670 bps	34.5%	-730 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$81.0 million in 1Q16, up of 14.5% compared to 1Q15 and a decrease of 14.2%  q.o.q.

Table 40.Gafisa Group – SG&A Expenses (R$ 000)

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Selling Expenses	(35,018)	(56,686)	-38%	(27,113)	29%
G&A Expenses	(46,022)	(37,727)	22%	(43,668)	5%
Total SG&A Expenses	(81,040)	(94,413)	-14%	(70,781)	14%
Launches	308,648	682,905	-55%	313,581	-2%
Net Pre- Sales	333,339	482,648	-31%	423,344	-21%
Net Revenue	405,534	559,246	-27%	519,501	-22%

Given the decrease in the volume of legacy projects and current market conditions, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency of its operational cycle.

The Other Operating Revenues/Expenses line totaled an expense of R$29,8 million, a decrease of 37.3% vs. 4Q15 and of 11.2% vs 1Q15.

The table below has more details on the breakdown of this expense.

30

EARNINGS RELEASE 1Q16

Table 41 –Gafisa Group – Other Operating Revenues/Expenses (R$ 000)

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Litigation expenses	(22,888)	(31,443)	-27%	(26,070)	-12%
Other	(6,905)	(16,045)	-57%	(7,485)	-8%
Total	(29,793)	(47,488)	-37%	(33,555)	-11%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$15.5 million in 1Q16, down from R$96.4 million in the prior-year period e from the R$78.0 million in 4Q15. 1Q16 Consolidated adjusted EBITDA was especially impacted by the lower gross result of the Gafisa segment, as a result of the major difficulties in the upper-middle income market in face of the current economic and political environment. Consolidated adjusted EBITDA margin using the same criteria was 3.8%, compared with 18.5% margin reported in the last year and 14.0% in 1Q15.

Table 42. Gafisa Group – Consolidated Adjusted EBITDA (R$ 000)

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Net Profit (Loss)	(53,227)	827	-	31,651	-
(+) Financial results	1,941	12,907	-85%	8,216	-76%
(+) Income taxes	12,745	3,924	225%	12,160	5%
(+) Depreciation & Amortization	12,698	11,746	8%	11,669	9%
(+) Capitalized interests	38,038	46,468	-18%	30,102	26%
(+) Expenses with stock Option Plan	2,424	2,499	-3%	2,618	-7%
(+) Minority Shareholders	876	(345)	-	(50)	-
Adjusted EBITDA	15,495	78,026	-80%	96,366	-84%
Net Revenue	405,534	559,246	-27%	519,501	-22%
Adjusted EBITDA Margin	3.8%	14.0%	-1,020 bps	18.5%	-1,470 bps

1) We adjust our EBITDA for expenses associated with stock options plans, as it is a non-cash expense;

2) Consolidated EBITDA includes the effect of Alphaville equity income.

Depreciation and Amortization

Depreciation and amortization in the 1Q16 reached R$12.7 million, up 8.1% compared to 4Q15 and 8.8% compared to the R$11.7 million recorded in 1Q15. D&A is now in line with Company’s current level of operations.

Financial Results

1Q16 Net financial result was negative R$1.9 million, better than the negative result of R$8.2 million in 1Q15 and R$12.9 million in 4Q15. Financial revenues were down 22.0% y-o-y, totaling R$25.4 million, due to the lower balance of funds available in the period. Financial expenses reached R$27.4 million, compared to R$40.8 million in 1Q15, due to the lower amount of total debt, higher share of project-related debt compared to corporate debt, resulting in lower cost of funding, as well as the positive result of mark-to-market of swaps.

31

EARNINGS RELEASE 1Q16

Taxes

Income taxes, social contribution and deferred taxes for 1Q16 amounted to an expense of R$12.7 million, due to temporary differences in the period.

Net Income

The Company ended the 1Q16 with a net loss of R$53.2 million. Excluding the equity income from AUSA, the Company recorded a net loss of R$64.1 million, compared to a net loss of R$25.9 million in 4Q15 and net income of R$14.7 million in the same period last year.

Table 43 - Consolidated - Net Income - (R$ 000)

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Net Revenue	405,534	559,246	-27%	519,501	-22%
Gross Profit	72,201	142,851	-49%	149,200	-52%
Gross Margin	17.8%	25.5%	-770 bps	28.7%	-1,090 bps
Adjusted Gross Profit[1]	110,239	189,319	-42%	179,302	-39%
Adjusted Gross Margin[1]	27.2%	33.9%	-670 bps	34.5%	-730 bps
Adjusted EBITDA[2]	15,495	78,026	-80%	96,366	-84%
Adjusted EBITDA Margin	3.8%	14.0%	-1,020 bps	18.5%	-1,480 bps
Net Income (ex-AUSA equity income)	(53,227)	827	-	31,651	-
( - ) Alphaville Equity Income	10,880	26,704	-59%	16,960	-36%
Net income ( ex-AUSA equity income)	(64,107)	(25,877)	148%	14,691	-536%

1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$275.0 million in the 1Q16. The consolidated margin for the quarter was 38.8%.

Table 44.Gafisa Group – Backlog Results (REF) (R$ 000)

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Backlog Revenues	708,871	764,024	-7%	930,601	-24%
Backlog Costs( units sold)	(433,841)	(453,897)	-4%	(563,034)	-23%
Backlog Results	275,030	310,127	-11%	367,567	-25%
Backlog Margin	38.8%	40.6%	-180 bps	39.5%	-70 bps

¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustement) method according to Law 11.638

32

EARNINGS RELEASE 1Q16

Net Profit reaches R$36.0 million in 1Q16

São Paulo, May 5, 2016 – Alphaville Urbanismo SA releases its results for the 1st quarter of 2016.

Financial Results

In the first quarter of 2016, net revenues were R$234 million, 2.8% below the same period of 2015. Net income was R$36 million, 2.9% above 1Q15.

	1Q16	1Q15	∆
Net Revenue	234	240	-2,8%
Net Income	36	35	2,9%
Margin	16%	15%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

33

EARNINGS RELEASE 1Q16

Financial Statements Gafisa Segment

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Net Revenue	170,982	352,424	-51%	340,058	-50%
Operating Costs	(167,526)	(268,233)	-38%	(241,911)	-31%
Gross Profit	3,456	84,191	-96%	98,147	-96%
Gross Margin	2.0%	23.9%	-2,190 bps	28.9%	-2,690 bps
Operating Expenses	(54,638)	(60,601)	-10%	(60,620)	-10%
Selling Expenses	(16,746)	(38,338)	-56%	(14,092)	19%
General and Administrative Expenses	(27,002)	(17,004)	59%	(28,885)	-7%
Other Operating Revenue/Expenses	(14,576)	(27,129)	-46%	(28,521)	-49%
Depreciation and Amortization	(9,508)	(7,805)	22%	(8,279)	15%
Equity Income	13,194	29,675	-56%	19,157	-31%
Operational Result	(51,182)	23,590	-	37,527	-
Financial Income	16,622	17,076	-3%	19,277	-14%
Financial Expenses	(16,666)	(30,548)	-45%	(29,021)	-43%
Net Income Before taxes on Income	(51,226)	10,118	-	27,783	-
Deferred Taxes	964	8,011	-88%	(2,012)	-
Income Tax and Social Contribution	(6,954)	(6,184)	12%	(5,338)	30%
Net Income After Taxes on Income	(57,216)	11,945	-	20,433	-
Minority Shareholders	805	(1,873)	-	228	253%
Net Income	(58,021)	13,818	-	20,205	-

34

EARNINGS RELEASE 1Q16

Financial Statements Tenda Segment

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Net Revenue	234,552	206,822	13%	179,443	31%
Operating Costs	(165,807)	(148,162)	12%	(128,390)	29%
Gross Profit	68,745	58,660	17%	51,053	35%
Gross Margin	29.3%	28.4%	90 bps	28.5%	80 bps
Operating Expenses	(55,228)	(64,937)	-15%	(36,603)	51%
Selling Expenses	(18,272)	(18,348)	0%	(13,021)	40%
General and Administrative Expenses	(19,020)	(20,723)	-8%	(14,783)	29%
Other Operating Revenue/Expenses	(15,217)	(20,359)	-25%	(5,034)	202%
Depreciation and Amortization	(3,190)	(3,941)	-19%	(3,390)	-6%
Equity Income	471	(1,566)	-	(375)	-
Operational Result	13,517	(6,277)	-	14,450	-6%
Financial Income	8,809	7,051	25%	13,335	-34%
Financial Expenses	(10,706)	(6,486)	65%	(11,807)	-9%
Net Income Before taxes on Income	11,620	(5,712)	-	15,978	-27%
Deferred Taxes	(3,496)	(2,321)	51%	(3,288)	6%
Income Tax and Social Contribution	(3,259)	(3,430)	-5%	(1,522)	114%
Net Income After Taxes on Income	4,865	(11,463)	-	11,168	-56%
Minority Shareholders	71	1,528	-95%	(278)	-
Net Income	4,794	(12,991)	-	11,446	-58%

35

EARNINGS RELEASE 1Q16

Consolidated Financial Statements

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Net Revenue	405,534	559,246	-27%	519,501	-22%
Operating Costs	(333,333)	(416,395)	-20%	(370,301)	-10%
Gross Profit	72,201	142,851	-49%	149,200	-52%
Gross Margin	17.8%	25.5%	-770 bps	28.7%	-1,090 bps
Operating Expenses	(109,866)	(125,538)	-12%	(97,223)	13%
Selling Expenses	(35,018)	(56,686)	-38%	(27,113)	29%
General and Administrative Expenses	(46,022)	(37,727)	22%	(43,668)	5%
Other Operating Revenue/Expenses	(29,793)	(47,488)	-37%	(33,555)	-11%
Depreciation and Amortization	(12,698)	(11,746)	8%	(11,669)	9%
Equity Income	13,665	28,109	-51%	18,782	-27%
Operational Result	(37,665)	17,313	-	51,977	-
Financial Income	25,431	24,127	5%	32,612	-22%
Financial Expenses	(27,372)	(37,034)	-26%	(40,828)	-33%
Net Income Before taxes on Income	(39,606)	4,406	-	43,761	-
Deferred Taxes	(2,532)	5,690	-	(5,300)	-52%
Income Tax and Social Contribution	(10,213)	(9,614)	6%	(6,860)	49%
Net Income After Taxes on Income	(52,351)	482	-	31,601	-
Minority Shareholders	876	(345)	-	(50)	-
Net Income	(53,227)	827	-	31,651	-

36

EARNINGS RELEASE 1Q16

Balance Sheet Gafisa Segment

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	457,154	478,037	-4%	680,412	-33%
Receivables from clients	899,525	957,047	-6%	1,074,721	-16%
Properties for sale	1,444,672	1,389,893	4%	1,225,675	18%
Other accounts receivable	135,939	140,610	-3%	199,545	-32%
Deferred selling expenses	1,656	2,088	-21%	8,584	-81%
Land for sale	6,631	4,367	52%	6,074	9%
	2,945,577	2,972,042	-1%	3,195,011	-8%
Long-term Assets
Receivables from clients	328,097	365,902	-10%	384,928	-15%
Properties for sale	494,122	506,719	-2%	572,410	-14%
Other	175,099	161,683	8%	163,184	7%
	997,318	1,034,304	-4%	1,120,522	-11%
Intangible, Property and Equipment	53,671	57,926	-7%	59,949	-10%
Investments	1,979,277	1,962,153	1%	1,947,616	2%
Total Assets	5,975,843	6,026,425	-1%	6,323,098	-5%

Current Liabilities
Loans and financing	621,921	663,466	-6%	537,032	16%
Debentures	192,684	187,744	3%	329,876	-42%
Obligations for Purchase of Land and advances from customers	251,101	223,197	13%	274,886	-9%
Material and service suppliers	50,439	43,666	16%	81,459	-38%
Taxes and Contribution	59,331	61,716	-4%	65,117	-9%
Investor Obligations	5,342	5,016	6%	8,717	-39%
Other	397,516	385,623	3%	395,180	1%
	1,578,334	1,570,428	1%	1,692,267	-7%
Long-term liabilities
Loans and financings	633,699	582,916	9%	796,607	-20%
Debentures	459,344	468,337	-2%	541,712	-15%
Obligations for Purchase of Land and advances from customers	93,572	146,102	-36%	61,234	53%
Deferred taxes	10,085	11,444	-12%	27,560	-63%
Provision for contigencies	81,542	81,542	0%	75,190	8%
Investor Obligations	1,140	1,322	-14%	4,713	-76%
Other	70,186	65,501	7%	53,912	30%
	1,349,568	1,357,164	-1%	1,560,928	-14%
Shareholders’ Equity
Shareholders’ Equity	3,043,669	3,095,490	-2%	3,066,949	-1%
Minority Shareholders	4,272	3,343	28%	2,954	45%
	3,047,941	3,098,833	-2%	3,069,903	-1%
Total Liabilities and Shareholders’ Equity	5,975,843	6,026,425	-1%	6,323,098	-5%

37

EARNINGS RELEASE 1Q16

Balance Sheet Tenda Segment

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	334,922	234,274	43%	435,756	-23%
Receivables from clients	428,517	438,226	-2%	401,285	7%
Properties for sale	513,414	490,484	5%	563,291	-9%
Other accounts receivable	103,485	104,656	-1%	117,337	-12%
Land for sale	93,898	101,490	-7%	107,415	-13%
	1,474,236	1,369,130	8%	1,625,084	-9%
Long-term Assets
Receivables from clients	46,517	41,189	13%	32,818	42%
Properties for sale	212,843	243,520	-13%	196,378	8%
Other	47,423	45,356	5%	72,751	-35%
	306,783	330,065	-7%	301,947	2%
Intangible, Property and Equipment	41,503	43,116	-4%	33,935	22%
Investments	163,820	163,349	0%	188,315	-13%
Total Assets	1,986,342	1,905,660	4%	2,149,281	-8%

Current Liabilities
Loans and financing	7,586	8,899	-15%	9,084	-16%
Debentures	207,060	201,877	3%	198,979	4%
Obligations for Purchase of Land and Advances from customers	136,238	138,223	-1%	223,977	-39%
Material and service suppliers	29,806	13,669	118%	20,932	42%
Taxes and Contributions	73,531	72,606	1%	71,763	2%
Other	72,434	67,675	7%	168,783	-57%
	526,655	502,949	5%	693,518	-24%
Long-term liabilities
Loans and financings	78,337	37,554	109%	24,663	218%
Debentures	-	-	0%	200,000	-100%
Obligations for Purchase of Land and Advances from customers	102,869	102,412	0%	14,824	594%
Deferred taxes	10,090	5,045	100%	11,603	-13%
Provision for contigencies	56,237	55,716	1%	68,154	-17%
Other	79,942	75,170	6%	29,935	167%
	327,475	275,897	19%	349,179	-6%
Shareholders’ Equity
Shareholders’ Equity	1,096,263	1,090,936	0%	1,070,450	2%
Minority Shareholders	35,949	35,878	0%	36,134	-1%
	1,132,212	1,126,814	0%	1,106,584	2%
Total liabilities and Shareholders’ Equity	1,986,342	1,905,660	4%	2,149,281	-8%

38

EARNINGS RELEASE 1Q16

Consolidated Balance Sheets

	1Q16	4Q15	Q/Q %)	1Q15	Y/Y(%)
Current Assets
Cash and cash Equivalents	792,076	712,311	11%	1,116,168	-29%
Receivables from clients	1,328,042	1,395,273	-5%	1,476,007	-10%
Proprieties for Sale	1,958,087	1,880,377	4%	1,788,967	9%
Other accounts receivable	205,249	215,775	-5%	295,846	-31%
Prepaid expenses and others	6,474	7,171	-10%	15,322	-58%
Land for Sale	100,529	105,857	-5%	113,489	-11%
	4,390,457	4,316,764	2%	4,805,799	-9%
Long-term Assets
Receivable from clients	374,614	407,091	-8%	417,746	-10%
Properties for sale	706,965	750,240	-6%	768,789	-8%
Other	207,555	192,073	8%	220,969	-6%
	1,289,134	1,349,404	-4%	1,407,504	-8%
Intangible anda Property and Equipment	120,650	126,518	-5%	119,360	1%
Investments	979,712	967,646	1%	1,001,235	-2%
Total Assets	6,779,953	6,760,332	0%	7,333,898	-8%

Current Liabilities
Loans and Financing	629,508	672,365	-6%	546,115	15%
Debentures	399,744	389,621	3%	528,856	-24%
Obligations for purchase of land and Advances from customers	387,339	361,420	7%	498,857	-22%
Materials and service suppliers	80,245	57,335	40%	102,391	-22%
Taxes and contributions	97,074	102,057	-5%	110,933	-12%
Other	481,718	466,171	3%	584,332	-18%
	2,075,628	2,048,969	1%	2,371,484	-12%
Long-term Liabilities
Loans and Financing	712,036	620,470	15%	821,270	-13%
Debentures	459,344	468,337	-2%	741,712	-38%
Obligations for purchase of land and Advances from customers	196,441	248,514	-21%	76,059	158%
Deferred taxes	20,175	16,489	22%	39,164	-48%
Provision for contigencies	145,214	142,670	2%	143,990	1%
Other	124,831	117,647	6%	69,328	80%
	1,658,041	1,614,127	3%	1,891,523	-12%
Shareholders’ Equity
Shareholders’ Equity	3,043,671	3,095,491	-2%	3,066,952	-1%
Minority Shareholders	2,613	1,745	50%	3,939	-34%
	3,046,284	3,097,236	-2%	3,070,891	-1%
Total liabilities and Shareholders’ Equity	6,779,953	6,760,332	0%	7,333,898	-8%

39

EARNINGS RELEASE 1Q16

Cash Flow

	1Q16	1Q15
Net Income (Loss) Before Taxes on Income	(39,606)	43,761
Expenses/income not affecting working capital	59,868	44,533
Depreciation and amortization	12,698	11,669
Expense with stock option plan	2,424	2,618
Penalty fee over delayed projects	(513)	(2,079)
Unrealized interest and charges,net	26,507	16,414
Equity income	(13,665)	(18,782)
Disposal of fixed asset	1,637	216
Warranty provision	(5,621)	6,925
Provision for contingencies	22,888	26,070
Profit Sharing provision	8,342	2,914
Allowance (reversal) for doubtful accounts	15,357	317
Writeoff of Investments	-	(4,505)
Profit / Loss from financial instruments	(10,186)	2,756
Clients	79,213	(65,295)
Properties for sale	(29,313)	(57,683)
Other receivables	(7,864)	10,231
Deferred selling expenses and pre-paid expenses	697	120
Obligations on land purchase	(26,154)	(16,820)
Taxes and contribution	(4,983)	(3,491)
Accounts payable	22,910	7,259
Salaries, payroll charges and bonus provision	3,350	4,289
Other accounts payable	(12,797)	(7,385)
Current account operations	9,376	1,514
Paid taxes	(12,745)	(12,160)
Cash used in Operating Activities	41,952	(51,127)
Investments Activities
Purchase of property and equipment	(8,467)	(5,651)
Redemption of securities, restricted securities and loans	(807,799)	1,180,350
Investments in marketable securities, restricted securities	789,111	(1,024,416)
Investments increase	(1,451)	(175)
Dividends receivables	(1,000)	-
Cash used in investing activities	(29,606)	150,108
Financing activities
Contributions from related partners	1,587	2,400
Increase in loans and financing	200,289	200,321
Amortization of loans and financing	(176,957)	(165,306)
Stock buyback	-	(22,135)
Assignment of credit receivables, net	27,974	-
Mutual Operations	(4,162)	587
Net cash provided by financing activities	48,731	15,867
Net increase (decrease) in cash and cash equivalents	61,077	114,848
At the beginning of the period	82,640	109,895
At the end of the period	143,717	224,743
Net increase (decrease) in cash and cash equivalents	61,077	114,848

40

EARNINGS RELEASE 1Q16

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And, it participates through its 30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

41

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer